August 5, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention:  Mr. Brian Cascio

RE:  SEC letter dated July 22, 2014 to Cemtrex, Inc.

Dear Sir:

This letter is in response to the SEC comment letter referenced above and we respond as follows.

10-K for the fiscal year ended September 30, 2013

Item9A. Controls and Procedures, Page 18

1.	We note your response to our prior comment1. Please tell us how your were able to conclude that your disclosure controls and procedures and internal control over financial reporting remain, in fact, effective, considering your omission of Management’s Report of Internal Control over Financial Reporting and your omission of the financial statements required by Rule 8-04 of Regulation S-X. Please provide us with the basis for your conclusions or file an amendment to revise your conclusions accordingly.

In regard to Item9A of our 10-K we maintain that while the wording of Management’s Report of Internal Control over Financial Reporting was accidentally omitted from the document our internal controls are effective and no material misstatements were made in regard to our financial statements or the accompanying notes. In regard to omission of the financial statements required by Rule 8-04 of Regulation S-X, this was not an issue in regards to our 10-K.

2.	We note your response to our prior comment 4 and understand your waiver request was not granted. Please tell us when you will file the amended Form 8-K to provide financial statements and pro forma information required by Rule and 8-05 of Regulation s-X related to the acquisition of the ROB Group.

We plan to file with unaudited financials from the ROB Group very shortly.

Further, please note the Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Sincerely,

/s/Renato Dela Rama

Renato Dela Rama

Chief Financial Officer

Cemtrex, Inc.